Exhibit 99.E

RECENT DEVELOPMENTS

The information contained in this section supplements the information about Chile corresponding to the headings below that is contained in Exhibit 99.D to Chile’s Annual Report. To the extent the information in this section differs from the information contained in the Annual Report, you should rely on the information in this section. Capitalized terms not defined in this section have the meanings ascribed to them in the Annual Report.

REPUBLIC OF CHILE

The COVID-19 pandemic

On July 29, 2021, members of the Chamber of Deputies submitted to Congress a motion to discuss and amend the Constitution in order to grant a subsidy to all Chilean families registered in the Social Registry of Households (Registro Social de Hogares) in the payment of basic services, such as electricity and water, incurred by all families. This expenditure would be financed with the national budget and would remain valid during the state of catastrophe (estado de catástrofe), up to a maximum of 12 months following its approval. As of the date of this amendment to the Annual Report, this draft bill is being discussed in Congress.

On August 10, 2021, in order to continue with the support to the most affected families by the pandemic, the President of the Republic announced the extension of the Emergency Family Income program (Ingreso Familiar de Emergencia or “IFE”) through December 2021. This decision will provide a two-month extension of the benefits established in Law No. 21,352 and will benefit vulnerable families registered in the Social Registry of Households (see “Recent Developments — The Covid-19 Pandemic” in the Annual Report).

On the same date, to encourage the recovery and further creation of formal jobs, the President of the Republic announced the creation of an Emergency Labor Income (Ingreso Laboral de Emergencia or “Labor IFE”). This is a government subsidy aiming to benefit employees hired as of August 1, 2021, with a gross monthly remuneration equal to, or less than, three times the minimum monthly wage (Ps.1,011,000). The Labor IFE grant will apply as follows: (a) men aged between 24 years and 55 years will receive an amount equivalent to 50% of their gross monthly salary, not to exceed Ps.200,000 per month; and (b) men and women aged between 18 years and 24 years, men above 55 years and people with disabilities or pensioners will receive an amount equivalent to 60% of their gross monthly salary, not to exceed Ps.250,000 per month. The Labor IFE will be paid starting in November 2021 through February 2022. The government estimates to apply approximately US$7 billion to the extension of the IFE and the Labor IFE.

On September 3, 2021, Decree No. 1.492 issued by the Ministry of Finance was published in the Official Gazette. This statute provides a one-month extension through October 6, 2021, for the granting of the benefits of Law No. 21,227, which authorizes access to unemployment insurance (Seguro de Desempleo) under exceptional circumstances caused by the COVID-19 pandemic, and Law No. 21,263, which eased the requirements to allow employees to make withdrawals from the unemployment insurance fund.

As of the date of this amendment to the Annual Report, the government maintains the vaccination program started on February 3, 2021, with defined weekly calendars for specific groups that meet the criteria indicated by the Ministry of Health. On July 30, 2021, the Ministry of Health announced the fulfillment of the government’s preliminary goal of fully vaccinating 80% of its target population nationwide. In accordance with the Ministry of Health, “target population” is defined as (1) critical population (individuals exposed to infection due to their work or functions); (2) healthy population (individuals between the ages of 18 and 59); and (3) population at risk (individuals with an increased risk of experiencing grave morbidity, sequels or death due to the COVID-19 infection by reason of age or pre-existing conditions).

In addition, on August 11, 2021, the government launched a new vaccination program focused on vaccinating the population with an additional “booster” dose, starting with the population over 55 years fully vaccinated (whether with a single or double dose vaccine). On September 6, 2021, the government authorized the vaccination program to be expanded to children over the age of six years old. As of September 9, 2021, 13.8 million people have been vaccinated in Chile, of which 0.6 million people have been vaccinated with a single dose vaccine, 13.2 million have received the first of two doses of the COVID-19 vaccine and 12.7 million people have received both doses, and 2.1 million people have received the additional “booster” dose.

The government currently maintains a “step-by-step” gradual lockdown relief program in force since March 2020. Depending on the results of these health and safety guidelines and criteria, the government may allow each district or region to gradually advance to the full re-opening stage or re-impose lockdowns or quarantines. As of the date of this amendment to the Annual Report, no district in Chile is under quarantine, and the stringency index (a composite measure based on nine response indicators including school closures, workplace closures, and travel bans) as of September 5, 2021 stood at 63.42.

On July 8, 2021, the President of the Republic announced an update to the “step-by-step” program that became effective on July 15, 2021. The updated program grants more freedom of movement to fully vaccinated people, such as attendance to gyms, restaurants and other public spaces, both outdoors and indoors, for which it will be necessary to carry proof of vaccination.

As of September 10, 2021, 1,643,156 COVID-19 infections had been recorded in Chile, of which 3,156 were active as of such date, with 518 new cases recorded on September 10, 2021, and 37,178 total deaths.

Pension Funds and the Chilean Pension System

Between July 26 and August 17, 2021, the Commission for the Finance Market (Comisión para el Mercado Financiero or “CMF”) held a public consultation process concerning a proposal to adopt a temporary increase to annuity pensions (Pensión de Renta Vitalicia). The regulatory proposal contemplates the creation of an accessory policy, which would regulate the specific increase percentage and its conditions. This regulation would allow beneficiaries of annuities to receive larger payments during the first years of retirement thereby operating as a supplementary coverage to their pensions. People opting for annuity pensions and beneficiaries of disability pensions would be eligible for this accessory policy. As of the date of this amendment to the Annual Report, the final regulation has not been published by the CMF.

On August 11, 2021, a group of members of the Chamber of Deputies submitted to Congress a draft bill amending the Constitution that is aimed at improving pensions until a new social security system is implemented. The bill would reduce to 85 years, down from 110 years, the maximum survival age considered in the mortality table for the calculation of pensions. In addition, this draft bill proposes the creation of a longevity insurance to cover the risk of surviving individual savings to guarantee the payment of pensions to those persons who exceed this new maximum age of survival. The detailed regulation of such longevity insurance will be a matter of law. As of the date of this amendment to the Annual Report, the draft bill is being discussed in Congress.

On that same date, the National Congress approved the merger of six draft bills to amend the Constitution that have been submitted in the last months. All of them seeking to allow pension fund account holders to make a fourth withdrawal of funds from their individual accounts. These initiatives include a proposal for partial withdrawals, in the same line as the previous approved withdrawals, as well as the possibility of a total withdrawal of pension funds. Regardless of the foregoing, a seventh draft bill to amend the Constitution was submitted to Congress on June 16, 2021. This last motion aims at allowing a withdrawal of up to a 100% of the funds, for account holders about to reach retirement age, and whose replacement rate is less than 30% of their average remunerations of the last six months worked. As of the date of this amendment to the Annual Report, these draft bills are being discussed in Congress.

According to information provided by the pension fund industry, as of August 20, 2021, the total amount that pension fund account holders have redeemed pursuant to the first, second and third withdrawals permitted in connection with the COVID-19 pandemic is approximately US$48,325,000,000. According to the same source, a total of 2,240,181 individuals submitted a request in the first withdrawal, of which 98.7% have been paid, amounting to a total redemption of approximately US$19,690,000,000 from the pension funds. For the second withdrawal, 9,197,004 individuals requested withdrawals, of which 97.2% were paid, amounting to a total redemption of approximately US$15,824,000,000. According to the same source, as of March 12, 2021, following the first and second withdrawal, a total of 2,953,525 account holders of the system have withdrawn all their funds and no longer have pension savings in their mandatory individually funded accounts. Finally, as for the third withdrawal, 7,232,512 individuals requested withdrawals, of which 96.9% were paid, amounting to a total redemption of approximately US$12,811,000,000. For a more details on the first, second and third withdrawals, see “Monetary and Financial System — Pension Funds and the Chilean Pension System” in the Annual Report.

The Chilean Constitution and Government

On July 27, 2021, members of the Chamber of Deputies submitted to Congress a draft bill amending the Constitution to eliminate the offices of regional presidential delegates and provincial presidential delegates, and allocate those functions and powers in elected regional governments and elected regional governors (See “Republic of Chile” – “Regional Elections” in the Annual Report). As of the date of this amendment to the Annual Report, this draft bill is being discussed in Congress.

On August 7, 2021, Law No. 21,364 was published in the Official Gazette, creating the National System for Disaster Prevention and Response (Servicio Nacional de Prevención y Respuesta ante Desastres or SENAPRED). This new agency will replace the former National Emergency Office (ONEMI) on a date to be determined by the President of the Republic, and will be organized as a decentralized and territorially deconcentrated entity in charge of advising, coordinating, organizing, planning, and supervising activities related to Disaster Risk Management. This legislative initiative was prompted by the 8.8 magnitude earthquake that struck Chile in 2010, that revealed the shortcomings in the ability of the government and its institutions to deal with large-scale emergencies.

On August 10, 2021, members of the Chamber of Deputies submitted to Congress a draft bill to amend the Regional Government and Administration Law to achieve gender parity in the composition of Regional Councils (See “Republic of Chile” – “Regional Elections” in the Annual Report). The draft bill establishes that in each provincial district, lists of candidates must have the same number of women and men, and a female candidate would always head such candidates’ lists. If the total number of candidates is odd, one sex may not outnumber the other by more than one. As of the date of this amendment to the Annual Report, this draft bill is being discussed in Congress.

On August 17, 2021, as part of the government’s Modernization Agenda, the President of the Republic announced the submission of two draft bills to Congress, that seek to improve the management of human resources in the government and provide better corporate governance to state-owned companies and public services. The purpose of these bills is to grant state–owned companies and public services greater autonomy from the Government. These bills seek to expand and apply the Senior Public Management System (Sistema de Alta Dirección Pública) to the boards of directors of state-owned companies, and to strengthen the National Civil Service Directorate (Dirección Nacional del Servicio Civil), giving it greater powers in the strategic design of personnel policies, staffing analysis and coordination of training. In addition, these draft bills, aim at modernizing the corporate governance of the Chilean Economic Development Agency (Corporación de Fomento de la Producción or “CORFO”), moving from unipersonal management to collegiate bodies selected on merit, and improve the corporate governance of the state-owned bank (Banco Estado) and of the National Mining Company (Empresa Nacional de Minería).

On August 23, 2021, the deadline for the registration of candidacies for the November 2021 presidential election expired. In addition to the candidates who were placed on the ballot after winning the July 2021 presidential primaries for their respective parties: Sebastián Sichel of the center-right coalition (Chile Vamos) and Gabriel Boric (Apruebo Dignidad) of the left coalition, (See, “Recent Developments” – “The Chilean Constitution and Government” in Amendment No. 2 to the Annual Report), five additional candidates registered, namely, Yasna Provoste (Democracia Cristiana) representing the center-left coalition, José Antonio Kast, representing the right-wing party (Partido Republicano), Franco Parisi (Partido de la Gente), Marco Enríquez-Ominami (Partido Progresista) and Eduardo Artés (Partido Unión Patriotica).

The Constitutional Convention

On July 21, 2021, the Constitutional Convention approved the formation of five new provisional committees: (i) Human Rights; (ii) Communications, Information and Transparency; (iii) Indigenous Participation and Consultation; (iv) Popular Participation and Territorial Equity; and (v) Decentralization, Equity and Territorial Justice. These committees, together with the existing committees focused on budget and ethics, are responsible for submitting proposals to the Constitutional Convention for the drafting of the text of the convention rules of procedure.

Environment

On August 23, 2021, the President of the Republic inaugurated the first green hydrogen plant in Latin America that produced green hydrogen molecule, a development that constitutes a milestone in the country’s progress for the development of clean energies related to the government’s commitment to combat climate change and achieve carbon neutrality by 2050.

Banking Regulation

Between August 10, 2021 and August 23, 2021, the CMF held a public consultation process regarding a proposed amendment to the Compendium of Accounting Standards for Banks, published in December 2019, that would incorporate the new international accounting information implemented under Basel III. The proposal includes accounting information and analysis to comply with full implementation of Basel III standards and clarifies situations arising both from internal analysis and feedback received from stakeholders in the banking system. As of the date of this amendment to the Annual Report, the CMF has not published the relevant regulation.

On August 23, 2021, the Central Bank of Chile issued regulation No. 3013-886 (Circular N° 3013-886) to amend Chapter III.B.1 and Chapter III.D.1 of the Compendium of Financial Regulations to add to the London Interbank Offered Rate (LIBOR) and the US prime bank interest rate published by the Wal Street Journal (Prime), other reference interest rates that are widely accepted and utilized in the international financial markets, including foreign reference rates free of risk such as SOFR (Secured Overnight Financing Rate), ESTR (Euro Short-term Rate), SONIA (Sterling Overnight Index Average) TONA (Tokyo Overnight Average Rate) and SARON (Swiss Average Rate Overnight).

On September 3, 2021, the President of the Republic submitted to Congress a draft bill to promote competition and financial inclusion through innovation and use of technologies in financial services that would regulate the Fintech industry in Chile. According to this draft bill, the CMF would be supervising services, such as collective financing platforms, alternative trading services, order routers and financial instrument intermediaries. In addition, the draft bill proposes an open finance system where several entities participating in the financial system such as banks and credit card providers, among others, will have to provide certain information of their clients to a centralized system in order to minimize information asymmetries between financial services providers and increase competition, inclusion and innovation in the industry. As of the date of this amendment to the Annual Report, this draft bill is being discussed in Congress.

THE ECONOMY

Economic Performance Indicators

The following table sets forth changes in the Imacec, Mining Imacec and Non-mining Imacec for the periods indicated:

Imacec, Mining Imacec and Non-mining Imacec

(% change from same period in previous year)

	Imacec	Mining Imacec	Non-mining Imacec
2021
January	(2.9)	(2.0)	(2.8)
February	(2.0)	(6.1)	(1.2)
March	6.2	1.5	7.1
April	14.6	5.2	15.9
May	19.2	1.5	21.6
June	20.6	1.7	23.2
July	18.1	(1.9)	20.8

The following table sets forth certain macroeconomic performance indicators for the first half of 2021:

	Current Account (millions of US$)	GDP Growth (in %)	Domestic Demand Growth (in %)
2021
First quarter	(1,836.8)	0.5	7.1
Second quarter	(2,637.7)	18.1	31.7

The following tables present GDP and expenditures measured at current prices and in chained volume at previous year prices, each for the periods indicated:

Nominal GDP and Expenditures
(at current prices for period indicated, in billions of Chilean pesos)

	Six months ended June 30,
	2020	2021
Nominal GDP	97,004	113,860
Aggregate Domestic Demand	91,540	110,452
Gross Fixed Capital Formation	19,955	22,388
Change in Inventories	1,026	3,581
Total Consumption	70,559	84,482
Private Consumption	55,390	67,991
Government Consumption	15,169	16,491
Total Exports	31,413	34,968
Total Imports	25,950	31,560
Net Exports	5,463	3,409

Source: Chilean Central Bank.

Real GDP and Expenditure
(chained volume at previous year prices, in billions of Chilean pesos)

	Six months ended June 30,
	2020	2021
Real GDP	71,480	77,752
Aggregate Domestic Demand	68,401	81,035
Gross Fixed Capital Formation	14,281	16,005
Change in Inventories	704	2,572
Total Consumption	53,416	62,458
Private Consumption	43,925	51,868
Government Consumption	9,476	10,683
Total Exports	22,594	21,637
Total Imports	19,541	24,936
Net Exports	3,053	(3,299)

Composition of Demand

The primary component of aggregate demand is private consumption, which as a percentage of GDP, represented 59.7% in the six months ended June 30, 2021. Government consumption decreased from 15.6% of GDP in the six months ended June 30, 2020 to 14.5% of GDP in the six months ended June 30, 2021. Another key component of demand, gross fixed capital formation, accounted for 19.7% of GDP in the six months ended June 30, 2021 and 20.6% in the six months ended June 30, 2020.

The following table presents nominal GDP by categories of aggregate demand:

Nominal GDP by Aggregate Demand
(percentage of total GDP, except as indicated)

	Six months ended June 30,
	2020		2021
Nominal GDP (in billions of Chilean pesos)	Ps.	97,004	Ps.	113,860
Domestic Absorption		94.4		97.0
Total Consumption		72.7		74.2
Private Consumption		57.1		59.7
Government Consumption		15.6		14.5
Change in inventories		1.1		3.1
Gross Fixed Capital Formation		20.6		19.7
Exports of goods and services		32.4		30.7
Imports of goods and services		26.8		27.7

Source: Chilean Central Bank.

Savings and Investment

In the six months ended June 30, 2021, total gross savings (or domestic gross investment) increased 1.2 % as a percentage of GDP.

Savings and Investment
(% of GDP)

	Six months ended June 30,
	2020	2021
National Savings	23.5	20.0
External Savings	(1.9)	2.8
Total Gross Savings or Domestic Gross Investment	21.6	22.8

Source: Chilean Central Bank.

Principal Sectors of the Economy

In the six months ended June 30, 2021, GDP grew by 8.8 % compared to the same period in 2020, mainly due to both the government’s decision to gradually ease lockdown measures in order to promote economic activity and given that the 2020 GDP numbers were relatively low as a result of the COVID-19 pandemic.

The following tables present the components of Chile’s GDP and their respective growth rates for the periods indicated:

Nominal GDP by Sector
(% of GDP, except as indicated)

	Six months ended June 30,
	2020		2021
Primary sector		15.9		18.9
Agriculture, livestock and forestry		4.4		3.9
Fishing		0.5		0.3
Mining		11.0		14.7
Copper		9.8		13.4
Other		1.2		1.3
Manufacturing sector		10.4		9.7
Foodstuffs, beverages and tobacco		4.9		4.4
Textiles, clothing and leather		0.1		0.1
Wood products and furniture		0.6		0.7
Paper and printing products		0.8		0.7
Chemicals, petroleum, rubber and plastic products		2.2		2.0
Non-metallic mineral products and base metal products		0.4		0.5
Metal products, machinery and equipment and miscellaneous manufacturing		1.5		1.4
Services sector		65.8		63.1
Electricity, oil and gas and water		3.0		2.7
Construction		6.1		5.5
Trade and catering		10.5		11.8
Transport		4.1		4.0
Communications		2.1		1.9
Financial services		14.6		13.4
Housing		8.3		7.3
Personal services		12.1		11.9
Public administration		5.1		4.5
Subtotal		92.1		91.7
Net adjustments for payments made by financial institutions, VAT and import tariffs		7.9		8.3
Total GDP		100.0		100.0

Nominal GDP (in billions of Chilean pesos)	Ps.	97,003	Ps.	113,860

Source: Chilean Central Bank.

Change in GDP by Sector
(% change from previous year, except as indicated)

	Six months ended June 30,
	2020		2021
Primary sector		1.5		1.5
Agriculture, livestock and forestry		(3.4)		3.3
Fishing		(11.6)		10.8
Mining		4.4		0.3
Copper		3.1		(0.3)
Other		16.4		5.8
Manufacturing sector		(6.4)		9.9
Foodstuffs, beverages and tobacco		(3.7)		7.2
Textiles, clothing and leather		(33.0)		35.3
Wood products and furniture		(11.8)		15.8
Paper and printing products		(4.1)		1.0
Chemicals, petroleum, rubber and plastic products		(8.8)		10.9
Non-metallic mineral products and base metal products		(9.2)		24.1
Metal products, machinery and equipment and miscellaneous manufacturing		(3.7)		10.7
Services sector		(8.3)		8.9
Electricity, oil and gas and water		(2.5)		5.6
Construction		(7.8)		0.5
Trade and catering		(14.0)		23.0
Transport		(17.7)		4.2
Communications		(0.4)		7.1
Financial Services		(1.1)		3.1
Housing		(2.2)		3.6
Personal Services		(20.4)		18.9
Public Administration		3.4		3.3
Subtotal		(6.5)		7.8
Net adjustments for payments made by financial institutions, VAT and import tariffs		(11.5)		20.1
Total GDP		(7.2)		8.8

Real GDP (chained volume at previous year prices, in billions of Chilean pesos)	Ps.	71,479	Ps.	77,752

Source: Chilean Central Bank.

Employment and Labor

Employment

The following table presents information on employment and the labor force in Chile for the period indicated:

Employment and Labor
(in thousands of persons or percentages)

Three months ended June 30, 2021
Nationwide:

Labor force	8,885
Employment	8,041
Participation rate (%)	55.9
Unemployment rate (%)	9.5
Santiago:
Labor force	3,206
Employment	2,884
Participation rate (%)	54.9
Unemployment rate (%)	10.1

Source:  National Statistics Institute and University of Chile surveys.

The following table presents information regarding the average percentage of the labor force working in each sector of the economy for the period indicated:

Employment
 (% of total labor force employed)

Three months ended June 30, 2021 (1)
Primary sector	8.7
Agriculture, livestock and forestry and fishing	6.0
Mining	2.7
Manufacturing sector	10.3
Services sector	80.8
Electricity, gas and water	1.2
Construction	9.2
Trade and catering	22.6
Transport and communications	9.1
Financial services	2.2
Community and social services(2)	36.5
Total	100.0

(1)  Constitutes an average for the three months ended June 30, 2021.

(2)  Includes services related to housing, professional, technical and administrative support activities, public administration and defense, education and health, among others.

Source:  National Statistics Institute.

During the second quarter of 2021, ended on June 30, 2021, women accounted on average for 41.2% of the total nationwide labor force, compared to 40.5% during the same period in 2020.

Wages

The following table sets forth changes in average real wages in the six months ended June 30, 2021, compared to the same period in 2020.

Real Wages
(% change from same period in 2020)

Six months ended June 30, 2021
Average real wages	2.0%
Average change in productivity	8.1%

Sources: Chilean Central Bank and National Statistics Institute.

BALANCE OF PAYMENTS AND FOREIGN TRADE

Merchandise Trade

The primary countries of origin of Chile’s imports for the seven months ended July 31, 2021 were China (which accounted for 28.3% of total imports), the United States (18.3%), Brazil (7.7%), Argentina (4.8%), Germany (3.6%) and Mexico (2.9%). The primary destinations of Chile’s exports for the seven months ended July 31, 2021 were China (which received 38.7% of Chile’s total exports), the United States (15.5%), Japan (8.1%), South Korea (5.2%) and Brazil (4.8%). During the seven months ended July 31, 2021, Chile’s exports to Asia, as a percentage of total exports, reached 58.1% compared to the same period in 2020, as well as the proportion of Chile’s exports to North America, which were stable at 18.5%, compared to the same period in 2020.

In the seven months ended July 31, 2021, merchandise exports totaled US$53.4 billion and merchandise imports totaled US$44.4 billion. Intermediate goods, such as oil and others fossil fuels, accounted for 54% of total imports in the seven months ended July 31, 2021 compared to 56% for the same period in 2020. Imports of consumer goods amounted to 32% of total imports in the seven months ended July 31 compared to 28% in the same period in 2020. Imports of capital goods accounted for 22% of total imports for that period compared to 24% for the same period in 2020.

The following tables set forth information regarding exports and imports for the periods:

Geographical Distribution of Merchandise Trade
(% of total exports/imports)

	Seven months ended July 31, 2020	Seven months ended July 31, 2021
Imports (CIF)
Americas:
Argentina	5.3	4.8
Brazil	7.1	7.7
Mexico	2.7	2.9
United States	19.2	18.3
Other	8.5	8.6
Total Americas:	42.9	42.3
Europe:
France	1.5	1.5
Germany	4.0	3.6
Netherlands	0.7	0.7
Spain	2.3	2.5
United Kingdom	0.9	0.8
Other	7.8	6.6
Total Europe:	17.3	15.7
Asia:
Japan	2.3	2.3
South Korea	1.6	1.9
Taiwan	0.4	0.4
China	27.1	28.3
Other	5.0	5.4
Total Asia:	36.4	38.4
Other:(1)	3.4	3.6
Total exports:	100.0%	100.0%

Exports (FOB)
Americas:
Argentina	0.7	0.7
Brazil	3.7	4.8
Mexico	1.5	1.5
United States	14.3	15.5
Other	7.7	6.9
Total Americas:	27.9	29.4
Europe:
France	2.4	1.3
Germany	1.3	1.1
Netherlands	2.0	1.5
Spain	1.5	1.6
United Kingdom	0.9	0.6
Other	5.7	5.0
Total Europe:	13.8	11.2
Asia:
Japan	9.1	8.1
South Korea	5.9	5.2
Taiwan	2.5	1.8
China	36.4	38.7
Other	3.7	3.6
Total Asia:	56.9	58.1
Other:(1)	1.4	1.3
Total imports:	100.0%	100.0%

(1)     Includes Africa, Oceania and other countries, including those in tax free zones.

Source: Chilean Central Bank.

MONETARY AND FINANCIAL SYSTEM

Monetary and Exchange Rate Policy

Monetary Policy and Interest Rate Evolution

The following table sets forth the Chilean Central Bank’s average interest rates for 2021 (through July 31, 2021).

Chilean Central Bank Average Interest Rates
(in %)

	BCP(1)(3)		BCU(2)(3)
Year	5 years	10 years	5 years	10 years	TPM
2021 (through July 31)	3.68	4.43	0.76	1.57	0.75

(1)	BCP: Peso-denominated Chilean Central Bank notes.

(2)	BCU: UF-denominated Chilean Central Bank notes.

(3)	BCU and BCP are part of the inflation-indexed and peso-denominated financial instruments issued by the Chilean Central Bank since September 2003. See “Monetary and Exchange Rate Policy—Monetary Policy and Interest Rate Evolution” in the Annual Report.

Source: Chilean Central Bank.

On August 31, 2021, the Chilean Central Bank announced increased the TPM by 0.75% to 1.50%, mainly to prevent an increase in inflation above the 3.0% (+/- 1.0%) target band.

Inflation

The following table shows changes in the CPI and the PPI for the period indicated.

Inflation

(% change from same period in 2020)

	CPI	PPI (1)
Seven months ended July 31, 2021	4.5	27.4

(1) Manufacturing, mining and electricity, water and gas distribution industries.

Source:  CPI, Chilean Central Bank.  PPI, National Institute of Statistics

Exchange Rate Policy

The Chilean peso traded at Ps.758.5/US$1.00 on July 31, 2021, compared to Ps.711.2/US$1.00 on December 31, 2020.

The following table shows the high, low, average and period-end Chilean peso/U.S. dollar exchange rate for the seven months ended July 31, 2021.

Observed Exchange Rates (1)
(pesos per US$)

	High	Low	Average (2)	Period-End
Seven months ended July 31, 2021	767.3	693.7	724.4	758.5

(1) The table presents the high, low, average and period-end observed rates for the period.

(2) Represents the average of average monthly rates for the period indicated.

Source:  Chilean Central Bank.

Financial Sector

General Overview of Banking System

The following tables provide certain statistical information on the financial system:

Chilean Financial System
(in millions of US$, except for percentages)

	As of June 30, 2021
	Assets		Loans		Deposits		Shareholders’ Equity(1)
	Amount (in millions of US$)	Market Share (%)	Amount (in millions of US$)	Market Share (%)	Amount (in millions of US$)	Market Share (%)	Amount (in millions of US$)	Market Share (%)
Domestically owned private-sector banks	372,398	83.3%	241,930	86.3%	187,057	80.8%	26,624	88.3%
Foreign- owned private-sector banks(2)	2,020	0.5%	245	0.1%	443	0.2%	630	2.1%
Private-sector total	374,418	83.7%	242,175	86.4%	187,500	81.0%	27,254	90.3%
Banco Estado	72,861	16.3%	38,021	13.6%	44,003	19.0%	2,912	9.7%
Total banks	447,279	100.0%	280,196	100.0%	231,503	100.0%	30,166	100.0%

(1)     Corresponds to the “Capital Básico”. This item included capital and reserves.

(2)     Foreign owned subsidiaries of foreign banks are classified as domestically owned private sector banks. If classified as foreign owned private sector banks, the market share of foreign owned private sector banks as of June 30, 2021 would be as follows: assets: 41.1%, loans: 41.5%, deposits: 38.0% and shareholders’ equity: 40.6%, with the corresponding reduction in the market share of domestically owned private sector banks.

Source: CMF.

The following tables set forth the total assets of the four largest Chilean private-sector banks, the state-owned Banco Estado and other banks in the aggregate for the periods indicated:

	As of June 30, 2021
	in billions of Pesos	Market Share (%)
Banco Santander-Chile	58.8	16.1%
Banco Estado	53.6	14.7%
Banco de Chile	47.3	12.9%
Banco de Crédito e Inversiones	57.9	15.8%
Scotiabank Chile	36.6	11.1%
Itaú Corpbanca	34.4	9.4%
Other banks	40.2	21.0%
Total Banking System	328.9	100.0%

Source: CMF.

Capital Markets

Stock Exchanges

The table below summarizes the value of the main indexes of the Santiago Stock Exchange as of June 30, 2021:

Indicators for the Santiago Stock Exchange

	S&P/CLX/ IGPA(1)	S&P/CLX/ IPSA(2)
As of June 30, 2021	21.731	4.331

(1)           The General Stock Price Index (Índice General de Precios de Acciones, or S&P/CLX IGPA) is an index designed to serve as a broad benchmark for the Chilean equities market. The index seeks to measure the performance of Chile-domiciled stocks listed on the Santiago Stock Exchange that have a relevant trading presence. Pension funds are not covered by the index.

(2)           The Selective Stock Price Index (Índice de Precios Selectivo de Acciones, or S&P/CLX IPSA) is an index designed to measure the performance of the largest and most liquid stocks listed on the Santiago Stock Exchange.

Source:  Santiago Stock Exchange.

Institutional Investors

The following table sets forth the amount of assets of the various types of institutional investors in Chile as of the dates indicated:

Total Assets of Institutional Investors (in billions of US$)

	Pension Funds (AFPs)	Insurance Companies	Mutual Funds
As of June 30, 2021	188	56	63

(1)	Includes international investment funds.

Source: CMF, Superintendency of Pensions.

Pension Funds and the Chilean Pension System

As of June 30, 2021, the AFPs held aggregate financial assets totaling approximately US$188.4 billion, compared to US$199.0 billion as of December 31, 2020. The decrease is explained by the exceptional withdrawals allowed by the applicable laws. See “Recent Developments—Republic of Chile — Pension Funds and the Chilean Pension System” and “Monetary and Financial System — Pension Funds and the Chilean Pension System” in the Annual Report.

Central Government External Bonds

As of August 30, 2021, Chile had the following global bonds outstanding:

•	3.250% US$446,783,000 Notes due September 14, 2021;

•	2.250% US$427,707,000 Notes due October 30, 2022;

•	1.625% €1,641,550,000 Notes due January 30, 2025;

•	3.125% US$318,728,000 Notes due March 27, 2025;

•	1.750% €1,109,770,000 Notes due January 20, 2026;

•	3.125% US$709,316,000 Notes due January 21, 2026;

•	0.100% €1,000,000,000 Notes due January 26, 2027;

•	3.240% US$2,000,000,000 Notes due February 6, 2028;

•	1.440% €709,103,000 Notes due February 1, 2029;

•	1.875% €1,490,765,000 Notes due May 27, 2030;

•	2.450% US$1,758,000,000 Notes due January 31, 2031;

•	0.830% €1,954,685,000 Notes due July 2, 2031;

•	2.550% US$1,500,000,000 January 27, 2032;

•	2.550% US$2,250,000,000 July 27, 2033;

•	1.300% €750,000,000 July 26, 2036;

•	1.250% €1,269,017,000 Notes due January 29, 2040;

•	3.100% US$2,700,000,000 Notes due May 7, 2041;

•	3.625% US$407,620,000 Notes due October 30, 2042;

•	3.860% US$1,284,412,000 Notes due June 21, 2047;

•	3.500% US$2,318,357,000 Notes due January 25, 2050;

•	2.550% €1,250,000,000 Notes due January 22, 2051;

•	3.500% US$1,500,000,000 Notes due April 15, 2053; and

•	3.100% US$2,000,000,000 Notes due January 22, 2061.

Central Government Domestic Bonds

As of August 30, 2021, Chile had the following local bonds outstanding:

•	0.0% Ps.590,000 million treasury bonds due September 24, 2021;

•	0.0% Ps.590,000 million treasury bonds due October 22, 2021;

•	0.0% Ps.590,000 million treasury bonds due November 19, 2021;

•	6.0% Ps.53,815 million treasury bonds due January 1, 2022;

•	0.0% Ps.590,000 million treasury bonds due March 25, 2022;

•	0.0% Ps.320,000 million treasury bonds due April 15, 2022;

•	4.0% Ps.1,840,145 million treasury bonds due March 1, 2023;

•	0.0% Ps.350,000 million treasury bonds due April 21, 2023;

•	0.0% Ps.350,000 million treasury bonds due May 19, 2023;

•	6.0% Ps.26,460 million treasury bonds due January 1, 2024;

•	2.5% Ps.5,581,760 million treasury bonds due March 1, 2025;

•	5.5% Ps.3,629,400 million treasury bonds due March 1, 2026;

•	5.0% Ps.1,500,000 million treasury bonds due October 1, 2028;

•	2.3% Ps.1,040,000 million treasury bonds due October 1, 2028;

•	4.7% Ps.3,595,780 million treasury bonds due September 1, 2030;

•	6.0% Ps.4,405 million treasury bonds due January 1, 2032;

•	6.0% Ps.560,000 million treasury bonds due October 1, 2033;

•	6.0% Ps.6,155 million treasury bonds due January 1, 2034;

•	5.0% Ps.4,120,200 million treasury bonds due March 1, 2035;

•	6.0% Ps.3,247,570 million treasury bonds due January 1, 2043;

•	5.1% Ps.1,170,595 million treasury bonds due July 15, 2050;

•	3.0% UF 1,346.5 thousand treasury bonds due January 1, 2022;

•	1.3% UF 47,072.5 thousand treasury bonds due March 1, 2023;

•	4.5% UF 8,470 thousand treasury bonds due October 15, 2023;

•	3.0% UF 1,410 thousand treasury bonds due January 1, 2024;

•	4.5% UF 2,140 thousand treasury bonds due August 1, 2024;

•	0.0% UF 48,964 thousand treasury bonds due March 1, 2025;

•	2.6% UF 533 thousand treasury bonds due September 1, 2025;

•	1.5% UF 182,310 thousand treasury bonds due March 1, 2026;

•	3.0% UF 349 thousand treasury bonds due March 1, 2027;

•	3.0% UF 1,350 thousand treasury bonds due March 1, 2028;

•	0.0% UF 20,070 thousand treasury bonds due October 1, 2028;

•	3.0% UF 956 thousand treasury bonds due March 1, 2029;

•	3.0% UF 2,658 thousand treasury bonds due January 1, 2030;

•	1.9% UF 86,077.5 thousand treasury bonds due September 1, 2030;

•	3.0% UF 298 thousand treasury bonds due January 1, 2032;

•	0.0% UF 15,400 thousand treasury bonds due October 1, 2033;

•	3.0% UF 267.5 thousand treasury bonds due January 1, 2034;

•	2.0% UF 150,760 thousand treasury bonds due March 1, 2035;

•	3.0% UF 2,268.5 thousand treasury bonds due March 1, 2038;

•	3.0% UF 2,708 thousand treasury bonds due March 1, 2039;

•	3.0% UF 1,833 thousand treasury bonds due January 1, 2040;

•	3.0% UF 500.5 thousand treasury bonds due January 1, 2042;

•	3.0% UF 180,850 thousand treasury bonds due January 1, 2044; and

•	2.1% UF 31,081.5 thousand treasury bonds due July 15, 2050.